UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2020

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Execution Version

TO: METHANEX CORPORATION	JUNE 3, 2020

2020 CONSENT & WAIVER

WHEREAS, inter alia, Methanex Corporation as borrower (the “Borrower”), Royal Bank of Canada as agent bank, and the lenders (the “Lenders”) signatory thereto are party to an amended and restated credit agreement dated for reference July 25, 2019 (the “2019 ARCA”);

AND WHEREAS concurrently herewith the parties to the 2019 ARCA are entering into an amending agreement (the “ARCA Amendment”) whereby various provisions of the 2019 ARCA are being amended;

AND WHEREAS the Borrower has requested that the Lenders provide a consent and waiver in respect of possible Defaults and Events of Default caused by breaches of the covenants (the “Financial Covenants”) in sections 9.2(c) of the 2019 ARCA;

AND WHEREAS the Lenders are prepared to provide the requested consent and waiver, subject to satisfaction of the Conditions Precedent (as defined below) and continued compliance by the Borrower with the Compliance Terms (as defined below);

NOW THEREFORE, in consideration of continued compliance by the Borrower with the Compliance Terms, and subject to the satisfaction of the Conditions Precedent, the Lenders do hereby consent to any breach of or failure to comply with the Financial Covenants, and waive compliance with the Financial Covenants, only in respect and during the continuance of the 2020 Waiver Period and, in the case of the Funded Debt Ratio, until June 30, 2023.

The terms and conditions upon which the foregoing consent and waiver (the “Consent”) is provided are as follows:

ARTICLE 1

INTERPRETATION

Section 1.1     Defined Terms.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the 2019 ARCA.

As used in this agreement, the following terms shall have the following meanings:

(1)	“Closing Date” means June 3, 2020 or such later date as agreed by the Agent Bank and the Borrower.

Methanex 2020 Consent & Waiver

(2)	“Compliance Terms” means the terms and conditions set forth in Article 3.

(3)	“Conditions Precedent” means the conditions precedent set forth in Article 2.

(4)	“Funded Debt to Capitalization Covenant” means the financial covenant set forth in section 9.2(c)(i) of the 2019 ARCA, including (as applicable) the effect of this consent and waiver.

(5)	“2019 ICR Covenant” means the financial covenant set forth in section 9.2(c)(ii) of the 2019 ARCA without regard to the effect of this consent and waiver.

(6)	“2020 Waiver Period” means the period commencing on such date as shall be selected by the Borrower on not less than ten Business Days’ written notice to the Agent Bank and ending on the earlier of:

(a)	September 30, 2021, and

(b)

the date when the Borrower shall have provided to the Agent both (i) a Compliance Certificate confirming compliance with the Funded Debt to Capitalization Covenant and the 2019 ICR Covenant, and (ii) updated forecasts demonstrating pro forma compliance with the Funded Debt to Capitalization Covenant and the 2019 ICR Covenant during the remaining term of the Credit Facility;

provided that it is a condition precedent to the commencement of the 2020 Waiver Period that the Facility A Principal Outstanding shall have been repaid to the extent necessary to reduce the Facility A Principal Outstanding to US$200 million (or, as applicable, such lower amount as the Borrower shall stipulate).

Section 1.2     Interpretation, etc.

This consent and waiver shall be interpreted in accordance with Article 1 and sections 12.3, 12.9, 12.15 and 12.18 of the 2019 ARCA.

ARTICLE 2

CONDITIONS PRECEDENT

Section 2.1 Conditions Precedent.

The Consent shall become effective if, on the Closing Date, the following conditions have been fulfilled to the satisfaction of, or waived by, the Lenders executing this consent and waiver:

(a)

Documents. This consent and waiver shall have been executed and delivered by the Majority Lenders and the Borrower shall have executed the acknowledgement on the execution pages hereof and delivered same to the Agent Bank; and

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(b)	ARCA Amendment. The ARCA Amendment shall have become effective in accordance with its terms;

provided that it is expressly acknowledged that the 2020 Waiver Period shall commence only following the ten Business Days’ written notice from the Borrower to the Agent Bank as contemplated by the definition thereof.

In addition, and effective on the effectiveness of the Consent, the Lenders hereby consent to the delivery of the Compliance Certificate under section 9.1(i)(iii)(A) of the 2019 ARCA in respect of the period ended March 31, 2020 concurrently herewith instead of having been delivered with the financial statements referred to in such section.

Section 2.2     Conditions Solely for the Benefit of the Lenders.

All conditions set forth in section 2.1 are solely for the benefit of the Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders at any time the Lenders deem it advisable to do so in their sole discretion.

ARTICLE 3

COMPLIANCE TERMS

Section 3.1 Compliance Terms.

(1)	Merger, etc.

During the 2020 Waiver Period, the application of section 9.2(b)(i) of the 2019 ARCA is waived but, as a condition of the Consent and a Compliance Term, the Borrower will not merge, consolidate or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to, any other person, other than a Restricted Subsidiary.

(2)	Restricted Subsidiary Debt.

During the 2020 Waiver Period, the application of section 9.2(e) of the 2019 ARCA is waived but, as a condition of the Consent and a Compliance Term, the Borrower will comply with a provision identical to section 9.2(e) except that the figure of US$50 million set forth in the last paragraph of section 9.2(e) would be reduced to US$25 million.

(3)	Restricted Subsidiary Debt.

The application of section 9.2(e) of the 2019 ARCA is waived to the extent necessary to allow the incurrence by the G3 Owner of inter-corporate indebtedness owed to its direct shareholders (including, for greater certainty, a shareholder that is not an affiliate of the Borrower) but, as a condition of the Consent and a Compliance Term,

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such inter-corporate indebtedness shall be subordinated to the Obligations in right of priority and payment on terms and conditions satisfactory to the Lenders. For greater certainty, the waiver set out in this section 3.1(3) is not restricted to the 2020 Waiver Period.

(4)	Sale of Certain Assets.

During the 2020 Waiver Period, the application of section 9.2(h) of the 2019 ARCA is waived but, as a condition of the Consent and a Compliance Term, the Borrower will comply with a provision identical to section 9.2(h) except that the threshold of 20% set forth in paragraph (i) of section 9.2(h) would be reduced to 15%.

(5)	Restricted Payments.

During the 2020 Waiver Period, the application of section 9.2(j) of the 2019 ARCA is waived but, as a condition of the Consent and a Compliance Term, during any period of four consecutive Financial Quarters in the 2020 Waiver Period neither the Borrower nor any Restricted Subsidiary shall make any Restricted Payment in excess of US$30 million (in the aggregate for such period of four Financial Quarters) unless, after giving effect to such Restricted Payment (in the case of a dividend to public shareholders, as at the date of declaration of same), the following conditions are met:

(i)	no Default or Event of Default has occurred and is continuing; and

(ii)	the aggregate amount of the unadvanced Facility A Commitments is at least US$150 million;

provided that:

(iii)

for the purposes of this provision, (A) Atlas will be considered a Restricted Subsidiary as long as the Atlas Condition continues to be met, (B) Egypt Owner will be considered a Restricted Subsidiary so long as the Egypt Condition continues to be met, and (C) a wholly-owned indirect subsidiary of the Borrower that is not otherwise a Restricted Subsidiary shall be considered a Restricted Subsidiary as long as any monies paid to such indirect subsidiary are immediately paid up to its holding entity as part of a continuous and concurrent flow of funds whereby the ultimate recipient is the Borrower or a Restricted Subsidiary;

(iv)

in the event that and for so long as this provision applies to Atlas or Egypt Owner by virtue of the preceding paragraph (iii), a Restricted Payment shall nonetheless be permitted to be made by Atlas or, as applicable, Egypt Owner to an equity holder that is not the Borrower or an affiliate of the Borrower (such recipient, the “non-affiliated recipient”) in the event and to the extent that Atlas or, as applicable, Egypt is concurrently making a Restricted Payment to the Borrower or a Restricted Subsidiary that is otherwise permitted hereunder and the amount paid to the non-affiliated recipient constitutes its proportionate share of the payments in question in accordance with the applicable co-ownership arrangements; and

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(v)	for greater certainty, transactions under section 9.2(d) of the 2019 ARCA shall continue to be permitted.

(6)	Acquisitions, etc.

It is a condition of the Consent and a Compliance Term that, during the 2020 Waiver Period, neither the Borrower nor any Restricted Subsidiary shall enter into any acquisition or investment in a person (other than a Restricted Subsidiary) unless the following conditions shall have been fulfilled:

(i)	such acquisition or investment shall be in a similar line of business as a business then carried on by the Borrower and its Restricted Subsidiaries;

(ii)	after giving effect to such acquisition or investment on a pro forma basis, the Funded Debt Ratio shall not exceed 55%;

(iii)	both immediately prior to and after giving effect to such acquisition or investment, no Default or Event of Default shall have occurred and be continuing; and

(iv)	unless previously consented to in writing by the Lenders, the aggregate purchase price and investment cost for all transactions effected under this section 3.1(6) shall not exceed US$100 million.

(7)	Accordion.

The provisions of section 2.1(6) of the 2019 ARCA shall have no effect during the 2020 Waiver Period.

(8)	Mandatory Prepayment.

During the 2020 Waiver Period:

(i)

section 2.3(2)(b)(iii) of the 2019 ARCA shall be read as if the words “maintenance capital expenditures and, other than during the 2020 Waiver Period,” were inserted before “Specified Capital Expenditures”; and

(ii)	section 2.3(2)(b)(v) of the 2019 ARCA shall be read as if the words “US$200 million” were replaced with “US$100 million”.

(9)	EBITDA.

During the 2020 Waiver Period, the Egypt Condition shall be considered to have been met for the purposes of item (ii) in the proviso to paragraph (g) of the definition of EBITDA as long as the senior financing obtained by the Egypt Owner for the purposes of funding the development and construction of the Egypt Project (net of amounts held in the debt service reserve account applicable thereto) is less than US$50 million.

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Section 3.2 Financial Covenants.

It is a condition of the Consent and a Compliance Term that the Borrower and its Restricted Subsidiaries, on a consolidated basis in accordance with GAAP, shall maintain the following ratios:

(a)	during the period commencing on the first day of the 2020 Waiver Period and ending on June 30, 2023, a Funded Debt Ratio of not more than 60%; and

(b)

during the 2020 Waiver Period, an Interest Coverage Ratio of not less 2.00:1 as at the end of any Financial Quarter; provided that, during the 2020 Waiver Period, in respect of each period of four Financial Quarters ending on a Financial Quarter indicated in the left-hand column below, either (as indicated below) (i) the Interest Coverage Ratio for the four Financial Quarters ending in such Financial Quarter shall not be less than the figure set forth opposite such Financial Quarter, or (ii) the EBITDA for the four Financial Quarters ending in such Financial Quarter shall not be less than the figure set forth opposite such Financial Quarter:

2020 Waiver Period four Financial Quarters ending	Minimum Interest Coverage Ratio	Minimum EBITDA (USD)
Q1/2020	2.00x	not applicable
Q2/2020	1.50x	not applicable
Q3/2020	not applicable	$70 million *
Q4/2020	not applicable	$25 million *
Q1/2021	not applicable	$30 million *
Q2/2021	1.00x	not applicable
Q3/2021	2.00x	not applicable

* ; provided that the Borrower may waive the minimum EBITDA provision for any two of the following quarters: Q3/2020; Q4/2020; and Q1/2021.

Section 3.3 Nature of Compliance Terms.

Compliance with the Compliance Terms is a condition on which the Consent is provided and the Compliance Terms are not amendments to the 2019 ARCA, and in no event will the 2019 ARCA be considered to have been amended to give effect to the Compliance Terms.

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ARTICLE 4

MISCELLANEOUS

Section 4.1 Credit Facility Document.

This consent and waiver constitutes a Credit Facility Document.

Section 4.2 Nature of Consent.

The terms of this consent and waiver are in addition to and, unless specifically provided for, shall not limit, restrict, modify, amend or release any of the understandings, agreements or covenants as set out in the 2019 ARCA. This consent and waiver shall not be construed as a waiver or consent to any further or future action on the part of the Borrower that would require a waiver or consent of the Lenders. Except as provided hereby, (i) the provisions of the 2019 ARCA are and shall remain in full force and effect, and (ii) the Lenders have not agreed to forbear from enforcing any of their rights and remedies under the 2019 ARCA or otherwise.

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IN WITNESS WHEREOF the Agent Bank and Lenders have caused this consent and waiver to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AGENT BANK: ROYAL BANK OF CANADA

Per:	“Yvonne Brazier”

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LENDERS: ROYAL BANK OF CANADA

Per:	“Curtis Standerwick”

-	Methanex 2020 Consent & Waiver

BANK OF MONTREAL

Per:	“Ben Rough”

Per:

Methanex 2020 Consent & Waiver

BNP PARIBAS, ACTING THROUGH ITS CANADA BRANCH

Per:	“Rod O’Hara”

Per:	“Zainuddin Ahmed”

BNP PARIBAS, ACTING THROUGH ITS NEW YORK BRANCH

Per:	“Geraud Haissat”

Per:	“Donna La Spina”

Methanex 2020 Consent & Waiver

MIZUHO BANK, LTD.

Per:	“Brad Crilly”

Per:

Methanex 2020 Consent & Waiver

HSBC BANK CANADA

Per:	“Todd Patchell”

Per:	“Michael Worsley”

Methanex 2020 Consent & Waiver

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

Per:	“Jeffrey Coleman”

Per:

Methanex 2020 Consent & Waiver

EXPORT DEVELOPMENT CANADA

Per:	“Philip Sauvé”

Per:	“Christopher Wilson”

Methanex 2020 Consent & Waiver

BANK OF AMERICA, N.A., CANADA BRANCH

Per:	“David Rafferty”

Per:

Methanex 2020 Consent & Waiver

BANK OF NEW ZEALAND

Per:	“Kyle Roderick Berryman”

Per:	“Helen Huang Yue”

Acknowledged and agreed this 3 day of June, 2020.

METHANEX CORPORATION

Per:	“Kevin Price”

Per:	“Ian Cameron”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 5, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary